Exhibit (c)(2)

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

August 3, 2009

The Board of Directors

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

Members of the Board of Directors:

We understand that PepsiCo, Inc. (“PepsiCo”) proposes to enter into the Agreement and Plan of Merger, to be dated as of August 3, 2009 (the “Agreement”), among PepsiCo, Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of PepsiCo (“PMBC”), and PepsiAmericas, Inc. (“PAS”), pursuant to which, among other things, PepsiCo will acquire all of the outstanding common stock, par value $0.01 per share, of PAS (“PAS Common Stock”) through the merger of PAS with PMBC (the “Transaction”), and each outstanding share of the PAS Common Stock, other than shares of the PAS Common Stock held in treasury or owned by PepsiCo or PMBC or as to which appraisal rights have been perfected, will be converted at the option of the holder thereof (subject to certain limitations and proration procedures set forth in the Agreement (as to which limitations and proration procedures we express no opinion) providing for 50% of the outstanding shares of PAS Common Stock being converted into the right to receive stock and 50% of the outstanding shares of PAS Common Stock being converted into the right to receive cash) into the right to receive either (i) 0.5022 of a share (such number of shares, the “Stock Consideration”) of the common stock, par value one and two-thirds cents per share, of PepsiCo (“PepsiCo Common Stock”) or (ii) $28.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, and after giving effect to the limitations and proration procedures described above, the “Consideration”). Each share of PAS Common Stock owned by any subsidiary of PepsiCo (other than PMBC) shall be converted into the right to receive the Stock Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to PepsiCo of the Consideration to be paid by PepsiCo in the Transaction to shareholders of PAS other than PepsiCo and its subsidiaries.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to PAS and PepsiCo;

(ii)	reviewed certain financial forecasts relating to PAS prepared by the management of PepsiCo (the “PepsiCo-PAS Forecasts”) and discussed with the management of PepsiCo its assessments as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PAS Forecasts;

The Board of Directors

PepsiCo, Inc.

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PepsiCo furnished to or discussed with us by the management of PepsiCo, including certain financial forecasts relating to PepsiCo prepared by the management of PepsiCo (such forecasts, the “PepsiCo Forecasts”);

(iv)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the management of PepsiCo to result from the Transaction;

(v)	discussed the past and current business, operations, financial condition and prospects of PAS with members of senior managements of PAS and PepsiCo, and discussed the past and current business, operations, financial condition and prospects of PepsiCo, including after giving effect to the Transaction and the strategic benefits anticipated by the management of PepsiCo to result therefrom, with members of senior management of PepsiCo;

(vi)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of PepsiCo, including the potential effect on PepsiCo’s estimated earnings per share;

(vii)	reviewed the trading histories for PAS Common Stock and PepsiCo Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial and stock market information of PAS and PepsiCo with similar information of other companies we deemed relevant;

(ix)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(x)	reviewed a draft, dated August 3, 2009, of the Agreement (the “Draft Agreement”); and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of PepsiCo that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PepsiCo-PAS Forecasts, the PepsiCo Forecasts and the Synergies we have assumed, at the direction of PepsiCo, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PepsiCo as to the future financial performance of PAS and PepsiCo and the other matters covered thereby and, based on the assessments of the management of PepsiCo as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PAS Forecasts, we have relied, at the direction of PepsiCo, on the PepsiCo-PAS Forecasts for purposes of our opinion (it being

The Board of Directors

PepsiCo, Inc.

understood that while we were provided by PepsiCo with certain confirmatory internal financial information with respect to PAS provided to PepsiCo by PAS, we were not provided with comprehensive PAS financial forecasts prepared by PAS). We have relied, at the direction of PepsiCo, on the assessments of the management of PepsiCo as to PepsiCo’s ability to achieve the Synergies and have been advised by PepsiCo, and have assumed, that the Synergies will be realized in the amounts and at the times projected in all respects material to our analysis. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PAS or PepsiCo, nor have we made any physical inspection of the properties or assets of PAS or PepsiCo. We have not evaluated the solvency or fair value of PAS or PepsiCo under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of PepsiCo, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on PAS, PepsiCo or the contemplated benefits of the Transaction material to our analysis. We are not legal, tax, regulatory or accounting advisors and have relied upon PepsiCo and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the Transaction. We have assumed, at the direction of PepsiCo, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of PepsiCo, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to PepsiCo of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to PepsiCo or in which PepsiCo might engage or as to the underlying business decision of PepsiCo to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of PepsiCo Common Stock actually will be when issued or the prices at which PepsiCo Common Stock or PAS Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder of any party to the Transaction should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of PepsiCo in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, we and certain of our affiliates are participating in the financing for the Transaction, for which services we and our affiliates will receive significant compensation, including acting as (i) sole administrative agent, joint lead arranger and joint book runner for, and lender under, a $4,000,000,000 364-day senior unsecured revolving credit facility to PepsiCo to fund the Transaction and (ii) joint bookrunning managing underwriter, joint bookrunning managing placement agent or joint bookrunning managing initial purchaser in connection with PepsiCo’s proposed issuance of $4,000,000,000 of debt or equity securities following the Transaction. PepsiCo also has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

PepsiCo, Inc.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PepsiCo, PAS and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PepsiCo and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as manager for various debt offerings of PepsiCo and (ii) provided or providing certain treasury services to PepsiCo.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PAS and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as manager and/or bookrunner for various debt offerings of PAS.

It is understood that this letter is for the benefit and use of the Board of Directors of PepsiCo in connection with and for purposes of its evaluation of the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance except that a copy of this opinion may be included in its entirety, if required by applicable law, in any filing made by PepsiCo in respect of the Transaction with the Securities and Exchange Commission.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion (and Valuation Letter) Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by PepsiCo to shareholders of PAS other than PepsiCo and its subsidiaries is fair, from a financial point of view, to PepsiCo.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED